UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002, Paiania
Athens-Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 12, 2026, the Registrant issued a press release relating to the sale of two Chemical/Product Oil Tankers, a copy of which is attached hereto as Exhibit 99.1.

The Share Purchase Agreement

On November 9, 2026, TOP SHIPS Inc. (the “Company”) entered into a Share Purchase Agreement (the “SPA”) with Rubico Inc. (the “Buyer”), a related party, to sell 500 registered shares of each of Roman Shark II Inc. and Roman Shark X Inc. (each, an “SPV” and together, the “SPVs”), representing all of the issued and outstanding shares of each SPV. Each SPV has entered into a shipbuilding contract with Guangzhou Shipyard International Company Limited and China Shipbuilding Trading Co., Ltd. for the purchase of a 47,499 dwt chemical/product oil carrier. The tanker contracted for by Roman Shark II Inc. is scheduled for delivery in the fourth quarter of 2028. The tanker contracted for by Roman Shark X Inc. is scheduled for delivery in the fourth quarter of 2029.

The purchase price for all of the shares of the SPVs is $14.5 million (the “Purchase Price”) and is payable on the closing of the acquisition of the SPVs (the “Closing”), no later than March 31, 2027. The Buyer may elect to make a payment of any unpaid part of the Purchase Price for the SPVs in the form of newly issued Series G Perpetual Convertible Preferred Shares issued by the Buyer.

Pursuant to the SPA, to the extent the Buyer raises capital through the incurrence of debt or the issuance of any common stock, preferred stock, or other equity interest prior to the Closing, the Buyer shall be obligated to apply 100% of the net cash proceeds of such financing or equity raises directly toward the payment of the Purchase Price at Closing.

Each SPV has entered into a definitive sale and leaseback financing agreement (each, a “Financing”) with CIB Financial Leasing Co., LTD, a major Chinese leasing company. Each Financing is in an aggregate amount of 85% of the installments payable under the shipbuilding contract. The aggregate amount of pre-delivery installments payable under the shipbuilding contract is $45.2 million for each vessel, out of which $6.8 million per vessel has already been settled. Each Financing bears an interest rate of Term SOFR plus a margin of 1.80%. Under each Financing, upon delivery of each vessel, the Buyer will make quarterly installment payments of $0.5 million per vessel over a period of 10 years with balloon payments of $18.2 million per vessel payable together with the last installments. The Buyer and the Company will provide corporate guarantees in favor of the leasing company.

The sale was approved by a special committee composed of independent and disinterested members of the Company’s board of directors (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to the consideration of this transaction from an independent financial advisor.

The information contained in this Report is hereby incorporated by reference into the Registrant’s registration statements on Form F-3 (File Nos. 333-290238, 333-268475, 333-267545 and 333-299892).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Date: November 13, 2026	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer